Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

LCA-Vision (Ohio), Inc.	Ohio
Refractive Centers International, Inc.	Delaware
The Baltimore Laser Sight Center, Ltd.	Ohio
LCA-Vision (Canada) Inc.	Ontario, Canada
The Toronto Laservision Centre (1992) Inc.	Ontario, Canada
938051 Ontario, Inc.	Ontario, Canada
Lasik M.D. Toronto Inc.	Ontario, Canada
Lasik Insurance Company, Ltd.	Georgetown, Grand Cayman